                         Addendum to Custody Agreement

     WHEREAS MONETTA TRUST (the "Trust") and FIRSTAR TRUST COMPANY ("Firstar") have entered into a Custody Agreement dated January 1, 1993 (the "Agreement");

     WHEREAS the Trust has issued an additional class of beneficial interest representing interests in an investment portfolio designated Monetta Small-Cap Equity Fund.

     NOW, THEREFORE, the Trust and Firstar agree as follows:

     In accordance with Section 2 of the Agreement, Monetta Small-Cap Equity Fund is hereinafter covered by the terms and conditions of the Agreement.


MONETTA TRUST                                 FIRSTAR TRUST COMPANY

By: _____________________________             By: _____________________________


Attest: _________________________             Attest: _________________________